Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following FCC Public Notice was made available on Comcast’s website:

PUBLIC NOTICE

Federal Communications Commission	News Media Information 202 / 418-0500
445 12th St., S.W.	Internet: http://www.fcc.gov
Washington, D.C. 20554	TTY: 1-888-835-5322

DA 14-1446

Released: October 3, 2014

COMMISSION ANNOUNCES EXTENSION OF TIME TO FILE REPLIES TO RESPONSES AND OPPOSITIONS FOR ITS REVIEW OF APPLICATIONS OF COMCAST CORPORATION, TIME WARNER CABLE INC., CHARTER COMMUNICATIONS, INC., AND SPINCO TO ASSIGN AND TRANSFER CONTROL OF FCC LICENSES AND OTHER AUTHORIZATIONS

MB Docket No. 14-57

Replies to Responses/Oppositions Due:  October 29, 2014

On July 10, 2010, the Commission released a Public Notice seeking comment on the applications of Comcast Corporation, Time Warner Cable Inc., Charter Communications, Inc., and Spinco (collectively, the Applicants) to assign and transfer control of FCC licenses and other authorizations.1  While the deadlines the Commission established for Comments/Petitions and Responses to Comments/Oppositions to Petitions have already passed, the Commission also established October 8, 2014, as the deadline for filing Replies to Responses and Oppositions.  For the reasons stated below, we extend the deadline for filing Replies to Responses and Oppositions to October 29, 2014.

On September 22, 2014, DISH Network Corporation (DISH) filed a Motion for Extension of Time to File Replies (Motion) on the grounds that Comcast had not fully responded to the Commission’s Request for Information and Data.  Commission staff sent each Applicant an Information and Data Request on August 21, 2014, seeking responses to the requests by September 11, 2014.2  Subsequently, on September 27, 2014, Applicants filed a Joint Opposition to the Motion.3

On September 23, 2014, the Applicants filed a substantial and lengthy Opposition with the Commission.  The Opposition is voluminous, numbering nearly 850 pages.  Furthermore, the Opposition contains new

1 Commission Seeks Comment on Applications of Comcast Corporation, Time Warner Cable Inc., Charter Communications, Inc., and Spinco to Assign and Transfer Control of FCC Licenses and Other Authorizations, Public Notice, MB Docket No. 14-57, DA 14-986 (rel. July 10, 2014).

2 See Letter from William T. Lake, Chief, Media Bureau, Federal Communications Commission, to Kathryn A. Zachem, Senior Vice President, Comcast Corp., Letter from William T. Lake, Chief, Media Bureau, Federal Communications Commission, to Steven Teplitz, Senior Vice President, Time Warner Cable Inc., Letter from William T. Lake, Chief, Media Bureau, Federal Communications Commission, to Catherine Bohigian, Executive Vice President, Charter Communications, Inc., MB Docket No. 14-57 (Aug. 21, 2014).

3 See Joint Opposition to Motion for Extension of Time to File Replies (Joint Opposition), MB Docket No. 14-57 (Sept. 22, 2014).

information not part of the initial application; specifically, an economic declaration including an empirical analysis investigating the question of Comcast’s discrimination against non-affiliated programming. This analysis represents a relatively substantial body of new material that perhaps could have been presented in the initial application. It refutes a Commission analysis performed in the Comcast/NBCU merger and explicitly articulated in the Appendix to the Commission’s Order in that proceeding.4 As such, the analysis presented is critical to the review of the proposed transactions and additional time is needed to evaluate it.

In addition, with respect to the Information and Data Requests, the Applicants provided some narrative responses to the Commission’s Information and Data Requests on the due date of September 11, 2014, and additional materials on a rolling basis between that date and September 25, 2014.5 While the Commission’s review of Applicants’ submissions in response to its Information and Data Requests is ongoing,6 it has nonetheless determined that Applicants’ submissions to date did not fully respond to its Information and Data Requests as of the September 11, 2014 due date and that certain materials remain outstanding.7

Therefore, in order to permit commenters to submit well considered Replies to Responses and Oppositions, we grant the DISH Motion, and extend the deadline for filing until October 29, 2014. The Commission will make any necessary determination as to whether the Commission’s self-imposed 180-day shot clock for reviewing transactions should be stopped separately from this notice. Because the original deadline for filing Replies to Responses and Oppositions is fast approaching, however, we provide this Public Notice to alert interested parties of the additional time for their filings.

Further Information. For further information, contact Julie Saulnier, (202) 418-1598 of the Media Bureau. Press inquiries should be directed to Janice Wise, (202) 418-8165, of the Media Bureau. TTY: (202) 418-2555 or (888) 835-5322.

-FCC-

4 See Applications of Comcast Corporation, General Electric Company and NBC Universal, Inc. for Consent to Assign Licenses and Transfer Control of Licensees, Memorandum Opinion and Order, MB Docket No. 10-57, 26 FCC Rcd 4238, 4394-4397 (2011).

5  See Third Supplemental Response Of Time Warner Cable Inc. to the Information and Data Request Issued to Time Warner Cable Inc. on August 21, 2014 by the Federal Communications Commission, MB Docket No. 14-57 (Sept. 25, 2014).  The Commission deferred document production pending resolution of certain confidentiality issues.

6 As the Joint Opposition states, Applicants filed an initial response by the Commission’s deadline of September 11, 2014, but subsequently supplemented the initial response with several additional filings. Joint Opposition at 2-3, citing Letter from Kathryn A. Zachem, Comcast Corporation, to Marlene H. Dortch, Secretary, FCC, MB Docket No. 14-57 (Sept. 11, 2014); Letter from Kathryn A. Zachem, Comcast Corporation, to Marlene H. Dortch, Secretary, FCC, MB Docket No. 14-57 (Sept. 24, 2014) (submitting revised exhibits); Letter from Kathryn A. Zachem, Comcast Corporation, to Marlene H. Dortch, Secretary, FCC, MB Docket No. 14-57 (Sept. 19, 2014) (submitting supplemental responses and exhibits); Letter from Kathryn A. Zachem, Comcast Corporation, to Marlene H. Dortch, Secretary, FCC, MB Docket No. 14-57 (Sept. 18, 2014) (submitting backup data); Letter from Kathryn A. Zachem, Comcast Corporation, to Marlene H. Dortch, Secretary, FCC, MB Docket No. 14-57 (Sept. 17, 2014) (submitting additional documents); Letter from Kathryn A. Zachem, Comcast Corporation, to Marlene H. Dortch, Secretary, FCC, MB Docket No. 14-57 (Sept. 15, 2014) (submitting supplemental exhibits).

7 The Applicants’ responses to the following numbered requests in the Information and Data Request are incomplete or are otherwise nonresponsive:  Comcast -- Requests 2(h), 12, 13, 15, 19, 51, 52, 59, 68, 75, 80, 84(a), 86, 88(b), and 89; Time Warner Cable -- Requests 3, 12, 13, 15, 36, 38, 49, 59, 60 and 62; Charter -- Requests  9, 10, 12, and 32.

2

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, including Amendments No. 1, 2, 3, 4, 5 and 6 thereto, containing a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast.  The registration statement was declared effective by the SEC on September 5, 2014, and Comcast and Time Warner Cable commenced mailing the definitive joint proxy statement/prospectus to shareholders of Comcast and Time Warner Cable on or about September 9, 2014.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable are available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

In addition, in connection with the proposed transaction between Comcast and Charter Communications, Inc. (“Charter”), Charter will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its

Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.